Edward C. Normandin
Partner

Direct Tel: (212) 326-0892
Direct Fax:  (212) 798-6383
enormandin@pryorcashman.com

December 14, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Filing Desk
John Reynolds, Assistant Director,
Office of Beverages, Apparel and Health Care Services

RE:	China Medicine Corporation
Amendment No. 1 to Registration
Statement on Form S-1, File No. 333-163443

Ladies and Gentlemen:

On behalf of China Medicine Corporation, a corporation organized under the laws of the State of Nevada (the “Company”), and in connection with the registration of the resale of up to 3,169,212 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), we hereby file by EDGAR transmission (i) a copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2009 (the “Registration Statement”) and (ii) a copy of Amendment No. 1 marked to indicate the changes from the Registration Statement filed with the Commission on December 2, 2009.

This letter contains our responses to the letter of the Staff, dated December 9, 2009, furnishing the comments of the Commission to the Registration Statement.  The numbered response below corresponds to the numbered paragraph of such comment letter.  Except where otherwise indicated, references to page numbers are to the Prospectus page numbers as they appear in Amendment No. 1.  Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Prospectus contained within Amendment No. 1.

Securities and Exchange Commission
December 14, 2009

Responses

1.           The Company has complied with the Staff’s comments by revising the signature block of Richard P. Wu, its Chief Financial Officer, to indicate that he is the Principal Financial Officer and the Principal Accounting Officer of the Company.
________________________

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has fully responded to the comments of the Commission, and the Company requests that the review of Amendment No. 1 be handled on an expedited basis.  If the Commission has any questions or further comments, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable as the Company would like to have the Registration Statement, as amended, declared effective by the
Commission as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Edward C. Normandin
Edward C. Normandin

Attachment

cc:           Mr. Senshan Yang, Chief Executive Officer
Mr. Richard P. Wu, Chief Financial Officer